UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Mark One

☒                            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐                               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

Financial Statements
December 31, 2013 and 2012

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.

135 North Los Robles Ave., 7th Floor

Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and 401(k) Committee of

East West Bank Employees 401(k) Savings Plan

Pasadena, California

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Form 5500, Schedule H, Part IV, Line 4a — Schedule of Delinquent Participant Contributions and Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

Crowe Horwath LLP

South Bend, Indiana

June 18, 2014

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS
Investments:
Participant—directed investments — at fair value (Notes 1, 2, 3 and 4)	$140,025,022	$98,841,662

Total investments	140,025,022	98,841,662

Receivables:
Notes receivable from participants	1,778,851	1,746,318
Participant contributions	366,609	320,566
Employer contributions	106,354	126,844

Total receivables	2,251,814	2,193,728

Total assets	142,276,836	101,035,390

LIABILITIES	—	—

NET ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	142,276,836	101,035,390

NET ASSETS AVAILABLE FOR BENEFITS	$142,276,836	$101,035,390

See notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments (Notes 3 and 4)	$27,698,823	$8,300,239
Dividend and interest income	1,947,392	1,519,784

Net investment income	29,646,215	9,820,023

Other income:
Interest income on notes receivable from participants	74,963	69,923

Other income	74,963	69,923

Contributions:
Participant	11,407,883	10,193,371
Participant rollover	1,463,696	1,050,034
Employer, net of forfeitures	3,231,648	2,798,280

Total contributions	16,103,227	14,041,685

Total additions	45,824,405	23,931,631

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid	4,560,726	5,529,875
Administrative expenses	22,233	23,086

Total deductions	4,582,959	5,552,961

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	41,241,446	18,378,670

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	101,035,390	82,656,720

End of year	$142,276,836	$101,035,390

See notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”) and a participating related entity (the “Company”). The Plan is administered by an administrative committee appointed by the Board of Directors of the Bank.  Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Under the terms of the Plan, employees become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years and completes three months of service with the Company. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participant elects another rate, including 0%. All deferred compensation of automatically enrolled employees will be invested in an age appropriate GoalMaker Age Migration Fund until such time as the participant changes their investment election. A Roth 401(k) investment option is also available to participants.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $17,500 in 2013 and $17,000 in 2012). Participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. The Bank matches 50% of the first 6% of a participant’s deferred compensation. Plan participants age 50 or older may also contribute an additional $5,500 to the Plan in both 2013 and 2012. Participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Participants direct the investments of their contributions and match into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. On termination of service for any reason, a participant may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, or (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account (“IRA”) in an amount equal to the value of the participant’s vested interest in his or her account. If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. If a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant’s vested interest in the account will be rolled over to an IRA. At December 31, 2013 and 2012, no amounts were owed to terminated participants who had elected to withdraw their benefits.

Forfeited Accounts — At December 31, 2013 and 2012, forfeited nonvested accounts totaled $352,000 and $87,155 respectively. These accounts will be used to reduce future employer contributions, pay some plan expenses and, at the discretion of the Plan Administrator, be allocated to participants. During the years ended December 31, 2013 and 2012, employer contributions were reduced by $7,499 and $89,656, respectively from forfeited nonvested accounts. During the years ended December 31, 2013 and 2012, plan expenses of $22,233 and $19,478 were paid with funds from forfeited nonvested accounts. No discretionary allocations were made during the year ended December 31, 2013 and 2012.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator at the time the loan is approved. At December 31, 2013, interest rates on outstanding loans to participants ranged from 4.25% to 9.25% and mature through 2033. Principal and interest are paid ratably through payroll deductions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the guaranteed income fund is valued based on the Plan’s investment contract with Prudential Retirement Insurance and Annuity Company (PRIAC) which is reported at contract value. Contract value is the value determined by the insurance company in accordance with the terms of the contract.

Fully Benefit—Responsive Investment Contracts — Fully benefit—responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit—responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s guaranteed income fund invests in an investment contract through PRIAC, an unallocated investment contract. Investments in the accompanying Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in investment contract, which approximates contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account. Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

3.  FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•                  Level 1: quoted prices in active markets for identical assets or liabilities;

•                  Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•                  Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013 and 2012:

	Assets (Liabilities) Measured at
	Fair Value on a Recurring Basis as of December 31, 2013
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bancorp, Inc. Company Stock	$30,419,429	$30,419,429	$—	$—
Total common stocks	30,419,429	30,419,429	—	—

Mutual funds
Fixed income - intermediate bond funds	9,868,111	9,868,111	—	—
Balanced - value funds	7,634,984	7,634,984	—	—
Large cap stock - value funds	6,670,588	6,670,588	—	—
Large cap stock - blend funds	14,814,459	14,814,459	—	—
Large cap stock - growth funds	18,610,815	18,610,815	—	—
Mid cap stock - value funds	5,064,258	5,064,258	—	—
Mid cap stock - blend funds	4,137,858	4,137,858	—	—
Mid cap stock - growth funds	3,465,678	3,465,678	—	—
Small cap stock - value funds	1,192,531	1,192,531	—	—
Small cap stock - blend funds	3,548,742	3,548,742	—	—
Small cap stock - growth funds	2,765,800	2,765,800	—	—
International stock - blend funds	11,143,679	11,143,679	—	—
Total mutual funds	88,917,503	88,917,503	—	—

Unallocated investment contract
Guaranteed income fund	20,688,090	—	—	20,688,090
Total unallocated investment contract	20,688,090	—	—	20,688,090

Total investments measured at fair value	$140,025,022	$119,336,932	$—	$20,688,090

	Assets (Liabilities) Measured at
	Fair Value on a Recurring Basis as of December 31, 2012
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bancorp, Inc. Company Stock	$18,117,757	$18,117,757	$—	$—
Total common stocks	18,117,757	18,117,757	—	—

Mutual funds
Fixed income - intermediate bond funds	10,153,389	10,153,389	—	—
Balanced - value funds	5,975,253	5,975,253	—	—
Large cap stock - value funds	4,131,321	4,131,321	—	—
Large cap stock - blend funds	9,935,581	9,935,581	—	—
Large cap stock - growth funds	12,902,745	12,902,745	—	—
Mid cap stock - value funds	3,066,204	3,066,204	—	—
Mid cap stock - blend funds	2,598,404	2,598,404	—	—
Mid cap stock - growth funds	2,140,761	2,140,761	—	—
Small cap stock - value funds	740,751	740,751	—	—
Small cap stock - blend funds	2,131,616	2,131,616	—	—
Small cap stock - growth funds	1,865,763	1,865,763	—	—
International stock - blend funds	8,295,012	8,295,012	—	—
Total mutual funds	63,936,800	63,936,800	—	—

Unallocated investment contract
Guaranteed income fund	16,787,105	—	—	16,787,105
Total unallocated investment contract	16,787,105	—	—	16,787,105

Total investments measured at fair value	$98,841,662	$82,054,557	$—	$16,787,105

There were no transfers between Level 1, Level 2 and Level 3 during 2013 and 2012.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the years ended December 31, 2013 and 2012:

Guaranteed
Income Fund
Balance at December 31, 2011	$249,283
Interest income	185,484
Purchases	19,000,309
Issues	—
Sales	(2,647,971)
Settlements	—
Balance at December 31, 2012	16,787,105
Interest income	479,859
Purchases	9,569,104
Issues	—
Sales	(6,147,978)
Settlements	—
Balance at December 31, 2013	$20,688,090

Common Stock

East West Bancorp, Inc. common stock held in participant directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Mutual Funds

The mutual funds are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Unallocated Investment Contracts

The Plan invests in a guaranteed income fund offered by the Trustee. The fair values of the Plan’s investment contracts have been determined to approximate contract values, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the Plan to transact at contract value and there are no events that allow the issuer to terminate the contract which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings, was 2.50% and 2.85% as of December 31, 2013 and 2012, respectively. The average yield earned, based on the interest rate credited to participants, was 2.50% and 2.85% as of December 31, 2013 and 2012, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%. The guaranteed income fund is classified as a Level 3 investment given the unobservable inputs used to determine contract value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

4.  INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets available for benefits:

2013

East West Bancorp, Inc. Common Stock	$30,419,429
Prudential Guaranteed Income Fund	20,688,090
American Funds Growth Fund of America	11,935,389
American Funds EuroPacific Growth	11,143,679
Vanguard 500 Index Signal	10,974,439
PIMCO Total Return Bond Admin	9,868,111
MFS Total Return Fund	7,634,984

2012

East West Bancorp, Inc. Common Stock	$18,117,757
Prudential Guaranteed Income Fund	16,787,105
PIMCO Total Return Bond Admin	10,153,389
American Funds Growth Fund of America	8,340,119
American Funds EuroPacific Growth	8,295,012
Vanguard 500 Index Signal	7,348,079
MFS Total Return Fund	5,975,253

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year increased in value for the years ended December 31, 2013 and 2012, as follows:

	2013	2012

Common stock	$11,477,488	$1,390,774
Mutual funds	16,221,335	6,877,132
Collective trust fund	—	32,333

Total	$27,698,823	$8,300,239

5.  PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan held a guaranteed investment contract managed by a custodian, therefore, this transaction and the Plan’s payment of custodian fees qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. No fees were paid by the Bank for administrative expenses for the year ended December 31, 2013. Fees paid by the Bank for administrative expenses amounted to $28,694 for the year ended December 31, 2012. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

At December 31, 2013 and 2012, the Plan held 869,872 and 843,079 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a fair value of $30,419,429 and $18,117,757, respectively. All common stock held by the Plan is common stock of East West Bancorp, Inc. During the years ended December 31, 2013 and 2012, the Plan recorded dividend income from the plan’s investment in East West Bancorp’s common stock of $508,925 and $334,326, respectively.

For risks and uncertainties regarding investment in East West Bancorp, Inc. common stock, participants should refer to the East West Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued an opinion letter dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since from the original prototype document; however, the Plan Sponsor believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.  SUBSEQUENT EVENTS

On January 17, 2014, East West Bancorp, Inc. acquired MetroCorp Bancshares, Inc (“MetroCorp”). All employees of MetroCorp were able to enroll into the Bank’s plan as of January 21, 2014 with the same terms as all the Bank’s employees and with the option to rollover their balance from the MetroCorp 401k plan, which was subsequently liquidated.

The Plan has evaluated subsequent events through the date of issuance of the financial statements. Such evaluation resulted in no adjustments to the accompanying financial statements.

******

SUPPLEMENTAL SCHEDULES

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

EIN 95-2795851                          Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

Participant	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Contributions	Contributions	Contributions	Contributions	Corrected Under
Transferred Late to	Not	Corrected Outside	Pending Correction	VFCP and
Plan	Corrected	VFCP	in VFCP	PTE 2002-51

$9,517	$8,736	$781	$—	$—

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

EIN 95-2795851                          Plan Number:  001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2013

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	(e) Current Value

	Franklin Flex Cap Growth Fund	120,539 shares, Mutual funds	**	$6,675,426

	Davis NY Venture Fund A	92,732 shares, Mutual funds	**	3,840,020

	Vanguard 500 Index Signal	77,988 shares, Mutual funds	**	10,974,439

	Vanguard Small Cap Index Signal	74,726 shares, Mutual funds	**	3,548,742

	MFS Total Return Fund	434,547 shares, Mutual funds	**	7,634,984

	MFS Value Fund A	25,482 shares, Mutual funds	**	845,987

	Goldman Sachs Mid Cap Value	113,983 shares, Mutual funds	**	5,064,258

	Royce Value Plus Fund I	163,367 shares, Mutual funds	**	2,765,800

	Royce Total Return Fund	72,406 shares, Mutual funds	**	1,192,531

	Pimco Total Return Bond Admin	923,116 shares, Mutual funds	**	9,868,111

	American Funds Washington Mutual Fund	148,284 shares, Mutual funds	**	5,824,601

	American Funds Growth Fund of America	279,386 shares, Mutual funds	**	11,935,389

	American Fund EuroPacific Growth	231,293 shares, Mutual funds	**	11,143,679

	T Rowe Price Mid Cap Growth	47,619 shares, Mutual funds	**	3,465,678

	Vanguard Mid Cap Index Signal	96,274 shares, Mutual funds	**	4,137,858

*	Prudential Guaranteed Income Fund	780,188 units, Unallocated Contract	**	20,688,090

*	East West Bancorp, Inc.	869,872 shares, Common stock	**	30,419,429

	Total investments			140,025,022

*	Loans to participants	Participant loans (maturing 2014 to 2033 with interest rates of 4.25% to 9.25% collateralized by participants’ account balances)	**	1,778,851

	Total assets			$141,803,873

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2014
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

	By	/s/ DOUGLAS P. KRAUSE

DOUGLAS P. KRAUSE

Executive Vice President and General Counsel